December 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Michael Purcell

Loan Lauren Nguyen

Re:        Keyarch Acquisition Corporation

Draft Registration Statement on Form S-1

Filed December 3, 2021

File No. 333-261500

Ladies and Gentlemen:

On behalf of Keyarch Acquisition Corporation (the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2021 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR the Amended Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Form S-1, Filed December 3, 2021

Prospectus Cover Page, page i

1.	We note that the SPAC Sponsor and Keywise Capital Management (HK) Limited, the parent company of your sponsor, appear to be located in Hong Kong. Please disclose this prominently on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the prospectus cover page to address the Staff’s comment.

2.	We note your revised disclosures in the risk factor on page 45 stating that you may consummate a business combination with a company in any location or industry you choose and are not limited to any particular industry, location, or type of business. You further state that you shall not undertake an initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). Also revise to further clarify whether you intend on targeting an initial business combination with any entity that is based in or located in China or Hong Kong.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised disclosure on the prospectus cover page, page 3, page 9, page 46, page 64, page 74 and page 80 to address the Staff’s comment.

Risk Factors, page 29

3.	We note from the audit opinion and your risk factor on page 29 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. We note disclosure stating that you may effect a business combination with a company located outside the United States. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised disclosure on pages 7, 8, 53 and 54 to address the Staff’s comment.

4.	We note your response to prior comment 4 and your revised disclosure. Please revise to further disclose the possibility that trading in your securities could be prohibited under the Holding Foreign Companies Accountable Act. Also expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised disclosure on pages 7, 8, 53 and 54 to address the Staff’s comment.

General

5.	Please file the form of Rights Agreement and outstanding exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has filed the outstanding exhibits.

6.	Your revised disclosures indicate that you will have until 18 months from the closing of this offering to consummate your initial business combination. However, your amended and restated memorandum of association provides for a timeframe of 24 months. Please file updated exhibits to reflect your current offering terms.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the amended and restated articles of association to reflect our current offering terms.

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If you have any questions regarding this letter or further comments, please do not hesitate to contact Karen Dempsey of Orrick, Herrington & Sutcliffe LLP at (415) 773-4140.

Sincerely,

/s/ Karen Dempsey
Karen Dempsey

cc:	Alice Hsu, Orrick, Herrington & Sutcliffe LLP
Jeffery Gallant, Graubard Miller